EXHIBIT 99.1
                                                                ------------
                Touchstone Applied Science Associates Inc.
                          4 Hardscrabble Heights
                         Brewster, NY  10509-0382


For further Information:

At TASA:                                At The Investor Relations Company:
Andrew L. Simon, President & CEO        Mike Arneth or
845-277-8100                            Tad Gage
asimon@tasa.com                         (312) 245-2700

FOR IMMEDIATE RELEASE

                TOUCHSTONE APPLIED SCIENCE ASSOCIATES
               REPORTS STRONG REVENUES FOR FISCAL 2006

  *  Growth Fueled by Core Operations and Large Acquisition
  * Non-Cash Charges Affect Bottom Line but EBITDA Reaches 27 Cents per Diluted Share
  *  Pro forma Revenues Grow 19% to $45.1 Million
  *  Pro forma EBITDA $1.29 per Diluted Share
  *  Company Re-Branding to be Completed in Early 2007
  *  Outlook for Fiscal 2007 Promising

Brewster, New York, March 12, 2007 -- Touchstone Applied Science Associates, Inc. (OTCBB: TASA) today reported strong increases in revenues for both its fiscal year and fourth quarter ended October 31, 2006. The increases came from both core operations and the May 2006 acquisition of Questar Educational Systems. Revenues in the fourth quarter increased 135% to $8.7 million from $3.7 million in the fourth quarter of 2005. For the year, revenues rose to $23.7 million from $11.7 million, an increase of 103%, the Company said.

"We saw significant increases year over year, due primarily to the acquisition of Questar but we achieved an 18% revenue increase from the business we had prior to June 1, 2006," said Andrew L. Simon, President. "The jump in revenue is a strong sign that TASA's strategic plan is working. We expanded our service offerings both before and after the acquisition of Questar. That has allowed us to bid and win more and larger contracts." He added that, "The year over year revenue increase was in line with our projections."

Simon noted that fiscal 2006 results also reflect the impact of charges against earnings recorded in the fourth quarter. "We made certain organizational changes to better align our staff with its strategic direction. These moves resulted in $413,000 in non-recurring charges. Additionally, the impact of adopting FAS 123R accounting for stock options expense was $198,000. With the acquisition of Questar and a shift in the nature of customer needs in our industry, we are adjusting our suite of products and services. Demand has softened for some of the products that formerly were a key revenue source. They have become a relatively insignificant part of our business. As a result, we wrote off certain non-cash items in the proprietary side of the business. These write-offs total $748,000."

"Finally, while valuing Questar we identified several intangible assets that according to Generally Accepted Accounting Principles must be capitalized and amortized over their useful lives. These intangible assets were valued at $4.86 million as of June 1, 2006 and resulted in a fiscal 2006 non-cash amortization charge of approximately $421,000.

The combined financial impact of all these events was to reduce income from operations by approximately $1,780,000 on a pre-tax basis," he explained.

Simon stated that he considers these costs an investment in the future of TASA. "Although the actions we took resulted in a loss for both the quarter and the year, we expect them to yield benefits, both operationally and financially, that will more than offset the charges we've taken." Simon added, "We believe that the best indication of our current and future performance will be from cash flow generation. Our earnings before interest, taxes, depreciation and amortization (EBITDA) for fiscal 2006 amounted to $1,301,000 or roughly $.27 per diluted share."


* EBITDA FISCAL 2006

      Net Loss:							 ($1,125,000)

      Adjusted for:
                        Questar Intangible Asset Amortization        421,000

                        Other Depreciation & Amortization          1,769,000

                        Interest & other income (net)                485,000

                        Taxes (benefit)                             (249,000)

      EBITDA Fiscal 2006                                          $1,301,000

* EBITDA is not a measure of financial performance under accounting principles generally accepted in the U.S., or GAAP, and should not be considered an alternative to net income, or any other measure of performance under GAAP, or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

The chief executive stated that after all these charges, on an after tax basis, the Company posted a $1,125,000 net loss or 23 cents per diluted share for the year on 4,802,826 fully diluted weighted average shares outstanding. This compares with earnings of 14 cents per share in fiscal 2005 on 3,023,262 fully diluted weighted average shares outstanding. Simon further added, "Since the acquisition of Questar in May we have focused much energy to ensure we are making optimal use of our combined corporate assets whether they are in staff, management, brand recognition or IT systems. The inherent value within our new organization will be based on its ability to execute as a uniform and focused resource that delivers both an industry leading customer experience and value proposition. To ensure this happens, we feel the efforts to unify our organization at all levels have been a paramount priority."

PRO FORMA RESULTS
-----------------

On a pro forma basis, after giving effect to the Questar acquisition as of May 31, 2006 and the acquisition of ADI on July 31, 2005, EBITDA for the year would have been $6.5 million based upon pro forma revenues of $45.1 million. This compares to pro forma EBITDA of $6.3 million and a pro forma revenues of $37.6 million in the prior year. Simon noted that current year pro forma EBITDA was basically level with the prior year primarily because of the charges described above. Pro forma EBITDA per share for the past year was $1.29 versus $1.26 for the year earlier.

GROSS MARGINS / OVERHEAD COSTS
------------------------------

"While gross margin in dollar terms increased by almost 70 percent last year, it decreased as a percentage of revenues to 41 percent from 49 percent. A major factor is that the old TASA business has been evolving from selling proprietary products to custom projects. Margins on custom projects are traditionally lower than proprietary products. Because of that difference we have been aggressive in our bidding to offset the lower margins by building volume and leveraging our capacity," Simon stated.

The executive said Selling, General & Administrative expenses have doubled year-over-year. Yet as a percentage of revenue these expenses were essentially flat at 44.4% in fiscal 2006 vs. 43.3% in fiscal 2005. "While we have achieved economies of scale on selling expenses, our G&A expenses in dollar terms increased significantly due to one-time realignment expenses, the implementation of FAS 123 R, accounting for stock options expense and additional amortization charges from intangible assets. Going forward we believe we should begin to see operational G&A expenses decrease as a percentage of revenue. However this decrease will be offset by the inclusion of the intangible asset amortization annually for the next several years."

NAME CHANGE; OUTLOOK POSITIVE
-----------------------------

Simon noted that TASA will officially change its corporate name to Questar Assessment, Inc. effective during the second quarter of this year. Simon explained, "We performed an extensive marketing study and determined Questar Assessment is a perfect name on which to build our combined organizational foundation. We have created a detailed roll-out plan to ensure that all our customers, and prospective customers, will understand the transition and consolidation and will be comfortable knowing they will continue to receive the highest level of customer service to which they have been accustomed under our former brands."

Simon continued, "The Company continues to bid aggressively on new business. We are constantly receiving requests for proposals and continue to build our core proposal-writing capability. That effort has begun to yield results. We recently announced that we were awarded contracts valued at $9.5 million over the next several years starting in fiscal 2007. With the demand for assessment services continuing to expand, our ability to provide an integrated suite of assessment services, our reputation for outstanding service and our well-documented ability to customize testing to meet the specific needs of each customer are major competitive advantages. Our potential for growth is greater than ever.
We have become a formidable force in our industry. We expect these factors, along with our strategically aligned brand strategy, will help us accelerate our growth and deliver increased value to our shareholders," Simon concluded.


CONFERENCE CALL Monday March 12, 2007 at 10:00 a.m. EDT
-------------------------------------------------------

Management will host a conference call this morning to discuss fourth quarter and fiscal 2006 results. The call is scheduled to begin at 10:00 a.m. EDT. Participants may dial: 1-201-689-8470 for the live call. The call will also be web cast live and archived for three months. The web cast can be accessed at: http://www.viavid.net/dce.aspx?sid=00003BF4

ABOUT TASA
TASA, headquartered in Brewster, N.Y., offers a comprehensive suite of educational assessment solutions to states, schools, school districts and to third parties. As one of the nation's leading providers, TASA provides products and services that range from test design, development, calibration, and psychometric services through print production, distribution, scanning, scoring, reporting, and data analysis services, as well as readability analysis of written materials. To meet the requirements in electronic assessment, TASA offers on-line testing services to schools and educational entities in the K-12 market as well as customized assessment engines for curriculum providers. For more information, visit the company's website at www.tasa.com.

Statements contained in this release that are not historical facts are "forward-looking" statements as contemplated by the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements are subject to risks and uncertainties, which are enumerated in the company's reports filed with The Securities and Exchange Commission. These risks and uncertainties could cause actual results to differ materially from those projected or implied in the forward-looking statements.


                               Tables Follow ...

                 TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.
                              AND SUBSIDIARIES


                       CONSOLIDATED BALANCE SHEETS
                        OCTOBER 31, 2006 and 2005



                                                             2006           2005
                                                             ----           ----
ASSETS
------

Current assets:
  Cash and temporary investments                        $   789,288      $ 1,289,630
  Restricted cash                                            20,307           20,347
  Accounts receivable, net of allowance for
   doubtful accounts of $33,000 and $3,000
   in 2006 and 2005, respectively                         8,611,587        2,886,915
  Inventories                                               545,362          467,762
  Prepaid expenses and other current assets                 496,509          397,420
  Deferred income taxes                                     364,031          571,417
                                                         ----------        ---------

      Total current assets                               10,827,084        5,633,491


Property and equipment - net of accumulated
  depreciation of $1,013,008 and $488,863
  in 2006 and 2005, respectively                          3,734,227          675,999


Other assets:
  Test passage bank and test development,
  net of accumulated amortization of $4,508,983
  and $3,579,751 in 2006 and 2005, respectively           2,335,670        2,750,239
  Non compete covenants, net of accumulated
  amortization of $44,000 in 2006                           315,659               --
  Customer contracts, net of accumulated
  amortization of $377,000 in 2006                        4,122,678               --
  Goodwill                                               13,647,586        1,969,542
  Deferred income taxes                                   1,325,379          596,623
  Other assets                                              349,832          252,931
                                                         ----------        ---------

      Total assets                                      $36,658,115      $11,878,825
                                                        ===========      ===========


                 TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.
                              AND SUBSIDIARIES

                  CONSOLIDATED BALANCE SHEETS (Continued)
                       OCTOBER 31, 2006 and 2005

                                                             2006           2005
                                                             ----           ----
ASSETS
------

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Current liabilities:
  Revolving credit agreements                           $ 1,774,819         $     --
  Current maturities of long-term debt                    1,459,502          166,750
  Accounts payable                                        2,794,301          489,428
  Income tax payable                                        204,319               --
  Accrued expenses                                        1,996,161        1,687,829
  Other liabilities                                         470,490          317,529
  Deferred gain on sale of building -
   current portion                                          125,438          125,439
                                                        -----------        ---------

      Total current liabilities                           8,825,030        2,786,975


Long-term debt, less current portion                     12,405,735        1,396,212
Deferred gain on sale of building, net of
 current portion                                            710,817          836,255
Interest Rate Swap Devaluation                               77,155               --
                                                        -----------        ---------

      Total liabilities                                  22,018,737        5,019,442
                                                        -----------        ---------

Commitments and contingencies


Stockholders' equity:
  Preferred stock, $.0001 par value,
   5,000,000 shares authorized, issued and
   outstanding 1,888,888 in 2006                                189               --
  Common stock, $.0001 par value,
   20,000,000 shares authorized,
   2,946,047 and 2,909,738 shares issued
   and outstanding in 2006 and 2005,
   respectively                                                 295              291
  Additional paid-in capital                             15,069,034        6,164,387
  Retained earnings (deficit)                              (430,140)         694,705
                                                       ------------      -----------

      Total stockholders' equity                         14,639,378        6,859,383
                                                       ------------      -----------

Total liabilities and stockholders' equity              $36,658,115      $11,878,825
                                                       ============      ===========

                 TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.
                              AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF INCOME
                  YEARS ENDED OCTOBER 31, 2006 and 2005



                                               2006                2005
                                               ----                ----

Net revenue earned                         $23,686,213         $11,686,649

Cost of goods sold
  Cost of revenue earned                    13,305,528           5,990,327
  Impairment charges related to:
    Development costs                          610,588                  --
    Inventory                                  137,092                  --
                                           -----------         -----------
Total Cost of goods sold                    14,053,208           5,990,327
                                           -----------         -----------


Gross profit                                 9,633,005           5,696,322
                                           -----------         -----------

Operating expenses:
  Selling                                    1,801,973           1,432,287
  General and administrative                 8,719,497           3,637,098
                                           -----------         -----------

Total operating expenses                    10,521,470           5,069,385
                                           -----------         -----------

Income (loss) from operations                (888,465)             626,937


Other income (expense):
  Gain on sale/leaseback of building           125,439             125,439
  Interest income                                2,538              20,347
  Interest expense                            (613,149)            (44,416)
                                           -----------         -----------

Income (loss) before income taxes           (1,373,637)            728,307


Income Tax Provision (benefit)                (248,792)            295,778
                                           -----------         -----------

Net Income (loss)                        $  (1,124,845)        $   432,529
                                         =============         ===========

                 TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.
                              AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF INCOME (Continued)
                    YEAR ENDED OCTOBER 31, 2006 and 2005






                                                 2006              2005
                                                 ----              ----

Weighted average number
of common and
convertible preferred
shares outstanding:
  Basic                                      4,802,835           2,807,275
  Diluted                                    4,802,835           3,023,262


Earnings (loss) per share:
  Basic                                    $     ( .23)         $      .15
  Diluted                                  $     ( .23)         $      .14




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